UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 4

TO

SCHEDULE 13D

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MICRO IMAGING TECHNOLOGY, INC.

(Formerly Electropure, Inc.)

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59484E 10 0

(CUSIP Number)

Catherine Patterson

Micro Imaging Technology, Inc.

970 Calle Amanecer, Suite F

San Clemente, CA 92673

(949) 388-4546

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [  ].

(Continued on following pages)

(Page 1 of 5 pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D - AMENDMENT NO. 4

CUSIP No. 59484E 10

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gregg J. Newhuis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
6	CITIZENSHIP OR PLACE OR ORGANIZATION
California, USA
NUMBER OF	7	SOLE VOTING POWER
SHARES		825,500,500
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		825,500,500
PERSON	10	SHARED DISPOSITIVE POWER
WITH		None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,500,500 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.1% of the Common Stock 37.1% of voting power
14	TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 amends, in relevant part as follows, the Schedule 13D, filed September 4, 2012 of Gregg J. Newhuis (the “Reporting Person”) with respect to the common stock, $0.01 par value per share (“Common Stock”) of Micro Imaging Technology, Inc., a California corporation.

ITEM 1.        SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Micro Imaging Technology, Inc., (formerly, Electropure, Inc.), a California corporation (“MIT”). The principal executive office of MIT is located at 970 Calle Amanecer, Suite F, San Clemente, California 92673.

ITEM 2.        IDENTITY AND BACKGROUND

(a)        Gregg J. Newhuis

(b)        970 Calle Amanecer, Suite F, San Clemente, CA 92673

(c)        General Manager – TM Acceptance Corporation

(d)        Not applicable

(e)        Not applicable

(f)        U.S.A.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds utilized to acquire the 101,000,000 shares of Micro Imaging Technology, Inc. common stock, as described below, were from Mr. Newhuis’ personal funds.

ITEM 4.        PURPOSE OF THE TRANSACTION

On September 27, 2012, Mr. Newhuis acquired 1,000,000 shares of the Issuer’s common stock in an open market purchase transaction for $0.0027 per share.

On May 8, 2012, Mr. Newhuis, entered into a Subscription Agreement to purchase a total of eight hundred million shares of the Issuer’s common stock at $0.001 per share over a six-month period. The agreement also grants Mr. Newhuis a one-year option to purchase up to 166,666,667 additional shares of common stock at $0.003 per share during the one-year period commencing on the date the final dollars have been invested. As of September 4, 2012, the Issuer had received $700,000 of the total purchase commitment. On September 28, 2012, the Issuer received an additional $100,000, respectively, and issued Mr. Newhuis an additional 100,000,000 shares under the purchase arrangement.

Mr. Newhuis may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of MIT and such transactions may be in the open market, privately or directly from MIT.

Except as set forth above, Mr. Newhuis does not have any plans or proposals which may have, which relate to or which would result in:

(a)	The acquisition by any person of additional securities of MIT, or the disposition of securities of MIT;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MIT or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of MIT or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of MIT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of MIT;

(f)	Any other material change in MIT’s business or corporate structure;

(g)	Changes in MIT’s charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of MIT by any person;

(h)	Causing a class of securities of MIT to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of MIT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER

(a)	Mr. Newhuis owns the following shares of MIT:

825,500,500 shares of Common Stock with one vote per share.

Mr. Newhuis owns beneficially 37.1% of the Common Stock with 37.1% of the voting power of all classes of stock of MIT.

(b)	Mr. Newhuis has the sole voting and dispositive power over the shares he owns.

(c)	Since September 4, 2012, Mr. Newhuis has entered into the following transactions with regard to MIT’s Common Stock:

On September 27, 2012, Mr. Newhuis purchased 1,000,000 shares of common stock in an open market transaction for $2,700, or $0.0027 per share.

On September 28, 2012, Mr. Newhuis purchased 100,000,000 shares of common stock from the Issuer for $100,000, or $0.001 per share, pursuant to a May 2012 purchase commitment arrangement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

None.

ITEM 7.	EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.3 to Schedule 13D is true, complete and correct.

Dated:    September 28, 2012

/S/ GREGG J. NEWHUIS
GREGG J. NEWHUIS